



EASTMAIN

NEWS RELEASE

Clearwater Project – 2002 Diamond drilling
Eau Claire gold deposit extended 200 m vertically & 300 m laterally

Trading Symbol: ER – The Toronto Stock Exchange January 16, 2003

Eastmain Resources Inc. (TSX: ER) announced that the 2002 diamond drill program at Clearwater has expanded the Eau Claire gold deposit 300 m laterally and 200 m vertically. 15 of 18 holes intersected 107 gold-bearing veins; 25 veins vary in thickness from 1.5 to 9.0 metres and range in grade from 5.03 to 22.8 g/t gold. Gold-bearing veins have been intersected from 900W to 200E, a length of 1.1 kilometres and to a vertical depth of 550 m. Fifteen surface holes and four wedge holes intersected an average of five gold-bearing veins per hole. High-grade veins were intersected over a minimum mining width of 1.5 m in several holes including 19.7 g/t Au and 21.4 g/t Au in hole 6, and 19.6 g/t Au and 22.8 g/t Au in hole 11 and 11W.

Drill hole 15 intersected a well developed 8.1- metre-thick gold-bearing vein system grading 2.68 g/t gold below the discovery hole which assayed 497 g/t Au over 2.0 m and included a 0.10 m interval of 9,286 grams gold. Drill holes 12, 13 and 14 intersected a two- to six-metre-wide copper-gold sulphide zone containing an average of 0.65 to 2.25 g/t gold and 1.43 to 2.65% copper over a length of at least 100 m.

As with most major gold deposits throughout the world, the gold-bearing veins at Eau Claire coincide with a major structural break. Aeromagnetic surveys have traced this 500-metre-wide corridor for ten's of kilometres. Previous work by the joint venture partners defined surface gold showings and a gold-in-soil anomaly 500 metres east of the Eau Claire deposit. Thus there is potential for further increasing the contained gold resource at Eau Claire and for the discovery of additional gold deposits on this 18-kilometre-long property. The Corporation will complete a second 10,000-metre drill program in 2003. The objectives are to increase the gold resource at Eau Claire and achieve our 75% earn-in by year-end.

According to President Donald J. Robinson: " We are very pleased with our progress at Clearwater and for the financial support provided by the Province of Quebec. The Fraser Institute recently ranked the Province as the second most favourable location for exploration in the world. The combination of financial incentives from the Province added with new infrastructure, courtesy of Hydro Quebec, a growing gold resource at Eau Claire and a rising bullion market enhance our potential for a producing gold mine at Clearwater."

The Annual Meeting of the Corporation will be held at 4.30 pm, January 30th at the National Club, 303 Bay St., Toronto.

Management recently subscribed for 100,000 common shares of the Corporation for a net proceeds of $30,000.

Eastmain's primary objective is the exploration, discovery and development of long-life, low cost profitable ore deposits in Canada. Clearwater represents one of the most significant undeveloped gold deposits in Northern Quebec.

SOQUEM INC., our JV partner on the project, is a wholly owned subsidiary of SGF Mineral inc., which is a subsidiary of the Societe Generale de Financement (SGF). The mission of the SGF is to carry out economic development projects in co-operation with partners and in accordance with accepted requirements of profitability.

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.

Table 1. Clearwater Project - 2002 Diamond drill Highlights

Hole Id	From (m)	To (m)	Length (m)	Au ppb	Au g/t	% Cu
ER02-01	463.5	465.0	1.5		3.56	
	464.0	464.5	0.5	8900	8.84	
	474.3	474.8	0.5	8790	8.70	
	483.5	485.0	1.5		4.20	
	484.0	484.5	0.5	**>10000**	9.89	
	494.5	495.0	0.5	3260	3.36	
ER02-02	511.6	512.1	0.5	4620	4.62	
ER02-03	461.2	461.7	0.5	7110	7.91	
	476.3	477.8	1.5		7.09	
	476.3	476.8	0.5	4060	4.26	
	476.8	477.3	0.5	**>10000**	**17.0**	
ER02-04	516.0	521.0	**5.0**		2.43	
		incl.	1.0	5720	5.09	
ER02-05	441.7	442.2	0.5	6920	6.85	
	461.0	464.0	3.0		4.77	
		incl.	1.5		7.11	
	461.0	461.5	0.5	**>10000**	**18.0**	
	484.4	485.9	1.5		2.94	
	484.9	485.5	0.6	4750	4.66	
ER02-05W	424.5	426.0	1.5		5.03	
	425.0	425.5	0.5	**>10000**	**12.5**	
	464.5	466.2	1.7		3.02	
	465.5	466.2	0.7	4470	4.58	
	484.8	486.3	1.5		5.27	
	484.8	485.3	0.5	**>10000**	**10.9**	
	485.3	485.8	0.5	4910	4.91	
	490.5	491.0	0.5	4650	4.82	
	497.5	498.0	0.5	4590	5.03	
ER02-06	545.0	546.5	1.5		4.12	
	546.0	546.5	0.5	5820	5.98	
	561.5	563.5	2.0		**16.5**	
		incl.	1.5		**21.4**	
	562.0	562.5	0.5	**>10000**	**41.4**	
	562.5	563.0	0.5	**>10000**	**21.0**	
	598.5	600.0	1.5		**19.7**	
	599.0	599.5	0.5	5550	**56.9**	
	605.0	606.5	1.5		6.10	
	605.0	605.5	0.5	**>10000**	**11.2**	
	605.5	606.0	0.5	7080	7.10	
ER02-06W	560.8	562.3	1.5		5.78	
	561.3	561.8	0.5	**>10000**	**11.8**	
	561.8	562.3	0.5	5060	5.14	
	592.0	592.5	0.5	8970	8.42	
	598.0	601.0	3.0		6.30	
		incl.	1.5		9.78	
	598.5	599.0	0.5	**>10000**	**11.9**	
	599.0	599.5	0.5	9200	8.15	
	599.5	600.0	0.5	8920	8.62	
	600.5	601.0	0.5	7360	7.63	
	604.9	606.4	1.5		3.88	
	604.9	605.4	0.5	**>10000**	**11.7**	
ER02-08	341.5	343.0	1.5		4.33	
	341.5	342.0	0.5	**>10000**	**13.0**	
	347.5	348.0	0.5	9480	0.41	
	387.5	388.0	0.5	2590	2.50	
	430.5	431.0	0.5	4840	4.76	

Table 1. Clearwater Project - 2002 Diamond drill Highlights

Hole Id	From (m)	To (m)	Length (m)	Au ppb	Au g/t	% Cu
	127.5	128.0	0.5	695	0.89	1.55
	128.0	128.5	0.5	345		1.85
	128.5	129.0	0.5	1085	1.44	2.74
	129.0	129.5	0.5	575	0.55	2.06
	129.5	130.0	0.5	295		0.86
	130.0	130.5	0.5	325		1.09
	200.5	201.0	0.5	1070	1.11	
	209.5	210.0	0.5	1590	1.61	
	222.2	222.7	0.5	1875	2.23	
	222.7	223.2	0.5	1260	1.34	
	300.5	303.0	2.5		2.26	
	301.0	301.5	0.5	5750	5.73	
	309.0	310.5	1.5		**11.7**	
	309.0	309.5	0.5	**>10000**	**28.8**	
	309.5	310.0	0.5	7030	6.42	
	315.0	315.5	0.5	3030	3.28	
	453.5	454.0	0.5	1645	1.55	
	454.0	454.5	0.5	1340	1.58	
	454.5	455.0	0.5	2490	2.43	
ER02-13	169.0	175.0	**6.0**		0.65	1.43
	169.5	170.0	0.5	1955	2.16	2.98
	170.0	170.5	0.5	1315	1.46	1.43
	170.5	171.0	0.5	2590	2.17	3.01
	171.0	171.5	0.5	1420	1.38	2.27
	350.9	351.4	0.5	575	0.57	
	351.4	351.9	0.5	2320	2.35	
ER02-14	112.0	114.0	2.0		2.25	2.65
	112.0	112.5	0.5	2250	2.56	2.82
	112.5	113.0	0.5	1320	1.21	2.42
	113.0	113.5	0.5	2210	2.47	2.77
	113.5	114.0	0.5	4690	1.78	2.57
	288.1	288.7	0.6	2040	1.83	
	291.0	291.5	0.5	2670	2.79	
	298.6	299.1	0.5	1010	1.11	
	299.1	299.6	0.5	1615	1.39	
	351.9	352.7	0.8	1340	1.22	
	398.5	399.0	0.5	1295	1.16	
ER02-15	267.2	275.3	**8.1**		2.68	
	267.2	270.3	3.1		5.31	
	267.2	267.7	0.5	7600	7.23	
	268.2	268.7	0.5	**>10,000**	9.73	
	268.7	269.2	0.5	1200	1.07	
	269.2	269.7	0.5	3810	3.66	
	269.7	270.3	0.6	9750	9.64	
	271.3	271.8	0.5	2160	2.15	
	273.3	273.8	0.5	950	0.93	
	274.3	274.8	0.5	3800	3.36	
	274.8	275.3	0.5	4980	4.06	
ER02-16	98.7	100.2	1.5		6.98	
	98.7	99.2	0.5	9190	8.36	
	99.2	99.7	0.5	2910	2.91	
	99.7	100.2	0.5	9590	9.66	
	293.8	294.3	0.5	4660	4.73	
	295.8	296.4	0.6	1525	1.58	

Samples from drill core through veins and schist zones were cut with a rock saw at 0.5-metre intervals and submitted for assay to ALS Chemex in Val d'Or, Quebec. All assay results greater than 0.5 g/t Au (500 ppb) were re-assayed to confirm gold content. Mr. Andy Campbell, P. Geol. is the project manager and qualified person.

Table 1. Clearwater Project - 2002 Diamond drill Highlights

Hole Id	From (m)	To (m)	Length (m)	Au ppb	Au g/t	% Cu
ER02-09	356.0	357.5	1.5		5.92	
	356.0	356.5	0.5	9070	8.70	
	356.5	357.0	0.5	9270	8.49	
	382.0	383.5	1.5		8.23	
	382.0	382.5	0.5	4480	4.58	
	382.5	383.0	0.5	**>10000**	**20.1**	
	394.9	396.4	1.5		5.62	
	394.9	395.4	0.5	**>10000**	**12.9**	
	395.4	395.9	0.5	4040	3.97	
	418.0	418.5	0.5	4800	5.14	
	431.5	432.0	0.5	5230	5.32	
	443.0	446.0	3.5		5.08	
		incl.	1.5		9.04	
	443.5	444.0	0.5	7340	7.33	
	444.0	444.5	0.5	**>10000**	**18.6**	
	445.5	446.0	0.5	4100	3.66	
ER02-09W	370.0	373.0	3.0		5.67	
		incl.	1.5		**10.3**	
	370.5	371.0	0.5	6290	6.64	
	371.0	371.5	0.5	**>10000**	**22.7**	
	380.0	381.5	1.5		3.66	
	380.0	380.5	0.5	**>10000**	**10.4**	
	445.0	446.5	1.5		3.90	
	445.0	445.5	0.5	2000	1.83	
	445.5	446.0	0.5	4610	4.57	
	446.0	446.5	0.5	5080	5.31	
ER02-10	310.5	313.0	2.5		4.66	
	310.5	311.0	0.5	2710	2.65	
	311.0	311.5	0.5	7400	6.85	
	312.5	313.0	0.5	**>10000**	**13.8**	
	405.1	406.6	1.5		5.95	
	405.1	405.6	0.5	**>10000**	**17.9**	
ER02-11	356.5	358.0	1.5		**19.6**	
	356.5	357.0	0.5	**>10000**	**29.3**	
	357.0	357.5	0.5	**>10000**	**29.5**	
	374.0	376.0	1.5		2.78	
	374.0	374.5	0.5	4870	4.93	
	388.5	397.5	**9.0**		3.62	
		incl.	4.5		5.27	
		incl.	1.5		9.44	
	388.5	389.0	0.5	**>10000**	**14.9**	
	392.0	392.5	0.5	**>10000**	**10.1**	
	392.5	393.0	0.5	**>10000**	**17.7**	
	395.0	395.5	0.5	3840	4.09	
	397.0	397.5	0.5	4160	4.32	
ER02-11W	350.5	351.0	0.5	3020	1.90	
	353.5	355.0	1.5		7.84	
	353.5	354.0	0.5	**>10000**	**23.3**	
	372.0	373.5	1.5		6.05	
	372.0	372.5	0.5	**>10000**	**14.5**	
	372.5	373.0	0.5	3470	3.25	
	386.0	388.0	2.0		**18.9**	
		incl.	1.5		**22.8**	
	386.0	386.5	0.5	5630	6.04	
	387.0	387.5	0.5	**>10000**	**27.6**	
	387.5	388.0	0.5	**>10000**	**37.4**	
	424.5	426.0	1.5		6.30	
	424.5	425.0	0.5	8510	9.04	
	425.0	425.5	0.5	9010	9.85	
ER02-12	127.0	130.5	3.5		0.73	1.75
	127.0	127.5	0.5	1010	1.23	2.06